                                                        OMB APPROVAL
                                                    OMB Number: 3235-0145
                                                    Expires: October 31, 1994
                                                    Estimated average burden
                                                    hours per response...14.90
                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.____)*


                       MERRILL  LYNCH  KELCALP  L.P. 1994
__________________________________________________________________________
                              (Name of Issuer)

                         Units of Limited Partnership Interest
- --------------------------------------------------------------------------
                        (Title of Class Securities)

                                     None
- --------------------------------------------------------------------------
                               (CUSIP Number)


                             Matthias B. Bowman
 North Tower, World Financial Center, 250 Vesey Street, New York, New York 10281
- --------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             September 21, 1994
- --------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /x/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
CUSIP NO.         NONE                        PAGE 2 OF 4 PAGES



1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Matthias B. Bowman
        ###-##-####
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
        N/A                                                         (b) / /
3       SEC USE ONLY
4       SOURCE OF FUND*
        PF
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
        N/A
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.

     NUMBER OF      7      SOLE VOTING POWER
       SHARES              2,500
    BENEFICIALLY    8      SHARED VOTING POWER
      OWNED BY             0
       EACH         9      SOLE DISPOSITIVE POWER
     REPORTING             2,500
    PERSON WITH     10     SHARED DISPOSITIVE POWER
                           0
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,500
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                    / /
        N/A
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.2%
14      TYPE OF REPORTING PERSON*
        IN

                    *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
                               Page 2 of 4 pages

ITEM 1.   SECURITY AND ISSUER

     This statement relates to Units of Limited Partnership Interest. The issue is Merrill Lynch Kelcalp L.P. 1994, a Delaware limited partnership. The principal executive office of Merrill Lynch Kelcalp L.P. 1994 is located at South Tower, World Financial Center, 225 Liberty Street, New York, New York 10080-6123.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)       Matthias B. Bowman

     (b) North Tower, World Financial Center, 250 Vesey Street, New York, New York 10081

     (c) Managing Director, Investment Banking Group, Merrill Lynch & Co., Inc. and First Vice President, Merrill Lynch, Pierce, Fenner & Smith Incorporated

   (d) and (e) During  the last  five years,  Mr. Bowman  (i) has  not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (f)       USA

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The source and amount of funds necessary for the purchase of the Units of Limited Partnership Interests were personal funds in the amount of $2,500,000.

ITEM 4. PURPOSE OF TRANSACTION

     Mr. Bowman purchased the Units of Limited Partnership Interest for investment purposes. At the present time, Mr. Bowman has no plans or proposal which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, Mr. Bowman reserves the right to change his plans or intentions at any time and to take any and all actions that he deems appropriate to maximize the value of his investment, including among other things, from time to time increasing or decreasing the number of Units of Limited Partnership Interests by acquiring additional Units of Limited Partnership Interests, or by disposing of all or a portion of the Units of Limited Partnership Interests.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Bowman owns 2,500 Units of Limited Partnership Interest or approximately 6.2% of the class outstanding.




     (b) Mr. Bowman has sole power to vote or dispose of the 2,500 Units of Limited Partnership Interests.

     (c) Mr. Bowman acquired his 2,500 Units of Limited Partnership Interests as part of an initial public offering on September 21, 1994 at a price of $1,000 per unit.

     (d)  None

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.

                                    Page 3 of 4 pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 3, 1994

                                           /s/ Matthias B. Bowman
                                           ------------------------------
                                                   Signature



                                                Matthias B. Bowman
                                           ------------------------------
                                                    Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     ATTENTION:   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


                                    Page 4 of 4 pages